

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

July 31, 2008

Mr. Glen Hjort
Chief Financial Officer
MPM Technologies, Inc.
199 Pomeroy Road
Parsippany, New Jersey 07054

> **Re:** **MPM Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Response Letter Dated June 13, 2008**
> **File No. 0-14910**

Dear Mr. Hjort:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1. Submit your letter dated February 25, 2008 on EDGAR as correspondence.

Financial Statements

Note 10 – Mineral Properties, page F-14

2. We have read your response to prior comment two, regarding the impairment testing required under SFAS 144 for your mineral property. You have submitted a cash flow analysis that assumes development of the mine, while applying gold and silver prices during March 2006 to estimates of minerals. However, there are inconsistent representations within your analysis, and your general approach

appears to be inconsistent with your stated intentions and the basic requirements of SFAS 144.

While you state that "…only the those precious metals that were proven by the drilling program were utilized," this is not consistent with your characterization of the estimates in the table included with your response or the corresponding disclosure in the Business section of your filing, where these estimates are described as mineralized material (not proven or probable reserves). And while you may attribute value to mineralized material when conducting impairment testing under SFAS 144, pursuant to EITF 04-3, we expect you would need to factor-in an estimate for metallurgical recovery and the likelihood (uncertainty) of actually being able to mine minerals of the quantities estimated, given that you do not have a feasibility study and have not established proven and probable reserves. Your analysis would also need to substantiate estimates of costs, such as those associated with permitting, feasibility studies, mine development, equipment, facilities, mining and processing. We expect estimates of cash flows associated with mining mineralized material to be weighted differently than if you had completed a feasibility study and established reserves, as defined in Industry Guide 7.

Further, given the uncertainty surrounding prospects of recovering your investment through future development and production (activities not encompassed in your current business plan), coupled with your characterization of the mineral property as "held for investment," the guidance in paragraphs 17 and 23 of SFAS 144 would lead to a probability-weighted analysis, in which cash flows associated with the various possible ways of recovering the investment are weighted according to their likelihood. Until you are able to provide an analysis that is consistent with the guidance in SFAS 144, and which demonstrates recoverability of your mineral property costs, we do not believe you have fully complied with generally accepted accounting principles.

3. Your response to prior correspondence regarding the impairment testing required under SFAS 144, coupled with your disclosure listing "factors evaluated" as the basis for your conclusion that no impairment has occurred, suggest an incomplete understanding of the requirements of SFAS 144. As we explained in prior comment two, observing disclosure you had proposed, the factors you list correspond to indicators of impairment set forth in paragraph 8 of SFAS 144, and do not reveal how you estimate the fair value of the property relative to its carrying value, based on the guidance in paragraphs 16 through 21 of SFAS 144. An impairment test is a procedure that is required after one of these indicators is identified, a process incremental to observing an indicator.

In prior correspondence, we also explained that having a current-period operating or cash flow loss combined with a history of such loss is an indicator (though not a determinant) of impairment that applies in your situation and requires that you conduct impairment testing of long-lived assets at each reporting date this condition prevails.

Once you conduct the impairment testing required under SFAS 144, you should revise your disclosure to indicate that due to operating losses incurred, you have tested your investment for impairment at each balance sheet date and if you are not able to support recoverability, you will need to recognize impairment and provide the additional disclosures required under paragraph 26 of SFAS 144.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief